UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Sequenom, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
817337108
(CUSIP Number)
Kevin M. Royer, Esq.
Siemens Corporation
153 East 53 Street, 56th Floor
New York, NY 10022
(212) 258-4151
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No.	859823106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens Venture Capital GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3
	SEC USE ONLY

4
	SOURCE OF FUNDS		OO

5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
	☐

6
	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

	7
		SOLE VOTING POWER	1,852,972
NUMBER OF

SHARES	8
BENEFICIALLY		SHARED VOTING POWER	0
OWNED BY

EACH	9
REPORTING		SOLE DISPOSITIVE POWER	1,852,972
PERSON

WITH	10
		SHARED DISPOSITIVE POWER	0

11
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,852,972

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.08%

14
	TYPE OF REPORTING PERSON
	CO

SCHEDULE 13D

CUSIP No.	859823106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens Beteiligungen Inland GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3
	SEC USE ONLY

4
	SOURCE OF FUNDS		OO

5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
	☐

6
	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

	7
		SOLE VOTING POWER	1,852,972
NUMBER OF

SHARES	8
BENEFICIALLY		SHARED VOTING POWER	0
OWNED BY

EACH	9
REPORTING		SOLE DISPOSITIVE POWER	1,852,972
PERSON

WITH	10
		SHARED DISPOSITIVE POWER	0

11
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,852,972

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.08%

14
	TYPE OF REPORTING PERSON
	CO

SCHEDULE 13D

CUSIP No.	859823106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Siemens Aktiengesellschaft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3
	SEC USE ONLY

4
	SOURCE OF FUNDS		OO

5
	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
	☐

6
	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

	7
		SOLE VOTING POWER	1,852,972
NUMBER OF

SHARES	8
BENEFICIALLY		SHARED VOTING POWER	0
OWNED BY

EACH	9
REPORTING		SOLE DISPOSITIVE POWER	1,852,972
PERSON

WITH	10
		SHARED DISPOSITIVE POWER	0

11
	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,852,972

12
	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	☐

13
	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.08%

14
	TYPE OF REPORTING PERSON
	CO

Item 5. Interest in Securities of the Issuer
SIGNATURE

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements Item 5 of the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on June 12, 2006, as amended by Amendment No. 1 filed on May 21, 2008, as further amended by Amendment No. 2 filed on May 30, 2008 (together, the “Schedule 13D”) relating to the beneficial ownership by Siemens Venture Capital GmbH (“Siemens Venture Capital”), Siemens Beteiligungen Inland GmbH (“Siemens Beteiligungen”) and Siemens Aktiengesellschaft (“Siemens AG”) (each, individually, a “Reporting Person” and collectively the “Reporting Persons”) of common stock, par value $0.001 per share (the “Common Stock”) of Sequenom, Inc., a Delaware corporation with principal executive offices at 3595 John Hopkins Court, San Diego, California 92121 (the “Issuer”). Unless specifically amended in this Amendment No. 3, the disclosures set forth in the Schedule 13D shall remain unchanged.
Item 5.          Interest in Securities of the Issuer
(a)-(b) As of May 30, 2008, Siemens Venture Capital beneficially owns 1,852,972 shares of Common Stock, representing approximately 4.08% of shares of Common Stock outstanding as of April 14, 2008. Siemens Venture Capital has sole voting and dispositive power with respect to such shares. For purposes of this Statement, Siemens AG and Siemens Beteiligungen are also reported as having voting and dispositive power over such shares by virtue of their respective control over Siemens Venture Capital. Siemens Beteiligungen, as Siemens Venture Capital’s sole shareholder, and Siemens AG, as Siemens Beteiligungen’s sole shareholder, may be deemed to own all such shares.
To the best of the Reporting Persons’ knowledge, none of the persons set forth in Exhibit B to Amendment No. 1 filed on May 21, 2008 beneficially owns any shares of Common Stock.
(c) Except as set forth below, there were no purchases or sales by any of the Reporting Persons, or to the best of the Reporting Persons’ knowledge, any of the persons set forth in Exhibit B to Amendment No. 1 filed on May 21, 2008, since May 28, 2008:

Reporting Person
who effected the	Date of	Number of		Type of
Transaction	Transaction	Shares	Price Per Share	Transaction
Siemens Venture Capital GmbH	May 29, 2008	1,900	$7.5875	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	1,200	$7.585	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	500	$7.62	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	300	$7.72	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	100	$7.73	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	2,300	$7.61	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	100	$7.68	Open Market Sale

Reporting Person
who effected the	Date of	Number of		Type of
Transaction	Transaction	Shares	Price Per Share	Transaction
Siemens Venture Capital GmbH	May 29, 2008	100	$7.67	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	90,100	$7.6	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	10,700	$7.59	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	1,900	$7.58	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	700	$7.57	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	500	$7.56	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	899	$7.55	Open Market Sale
Siemens Venture Capital GmbH	May 29, 2008	601	$7.54	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	100	$7.855	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	100	$7.8575	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	100	$7.785	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	100	$7.795	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	700	$7.68	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	1,100	$7.67	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	600	$7.7425	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	1,600	$7.69	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	519,448	$7.65	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	400	$7.875	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	8,100	$7.865	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	400	$7.885	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	100	$7.8675	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	800	$7.8975	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	200	$7.895	Open Market Sale

Reporting Person
who effected the	Date of	Number of		Type of
Transaction	Transaction	Shares	Price Per Share	Transaction
Siemens Venture Capital GmbH	May 30, 2008	20,700	$7.88	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	5,088	$7.89	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	4,223	$7.91	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	9,300	$7.9	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	14,873	$7.87	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	24,733	$7.86	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	39,997	$7.85	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	400	$7.845	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	9,296	$7.81	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	23,585	$7.8	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	14,743	$7.84	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	8,922	$7.83	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	18,400	$7.82	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	80,747	$7.75	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	12,364	$7.74	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	22,942	$7.73	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	12,177	$7.72	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	30,471	$7.7	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	1,400	$7.71	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	31,100	$7.76	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	13,887	$7.77	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	11,249	$7.79	Open Market Sale
Siemens Venture Capital GmbH	May 30, 2008	10,825	$7.78	Open Market Sale

Reporting Person
who effected the	Date of	Number of		Type of
Transaction	Transaction	Shares	Price Per Share	Transaction
Siemens Venture Capital GmbH	May 30, 2008	200	$7.775	Open Market Sale
(d) Not applicable.
(e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s securities as of the close of business on May 30, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Venture Capital GmbH is true, complete and correct.
Dated: June 3, 2008

SIEMENS VENTURE CAPITAL GMBH
By:	/s/ DR. RALF SCHNELL
	Name:	Dr. Ralf Schnell
	Title:	CEO

By:	/s/ THOMAS KOLBINGER
	Name:	Thomas Kolbinger
	Title:	CFO

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens Beteiligungen Inland GmbH is true, complete and correct.
Dated: June 3, 2008

SIEMENS BETEILIGUNGEN INLAND GMBH
By:	/s/ GEORG BERNWIESER
	Name:	Georg Bernwieser
	Title:	Vice President

By:	/s/ WOLFGANG SELTMANN
	Name:	Wolfgang Seltmann
	Title:	Vice President

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Siemens AG is true, complete and correct.
Dated: June 3, 2008

SIEMENS AKTIENGESELLSCHAFT
By:	/s/ DOMINIK ASAM
	Name:	Dominik Asam
	Title:	Managing Director and CEO Siemens Financial Services GmbH

By:	/s/ SOLMS U. WITTIG
	Name:	Solms U. Wittig
	Title:	General Counsel Corporate and SFS